

Alexco Files Management Information Circular in Connection with
Annual General Meeting of Shareholders

May 2, 2019 - Alexco Resource Corp. (NYSE American:AXU, TSX:AXR) is pleased to announce that it has mailed a notice of meeting and management information circular to its shareholders of record as of April 22, 2019 in connection with its Annual General Meeting of shareholders to be held at Suite 2900, 550 Burrard Street, Vancouver, British Columbia on Thursday, June 6, 2019, at 1:30 p.m. (Pacific Time).

YOUR VOTE IS IMPORTANT - PLEASE VOTE TODAY

Alexco encourages shareholders to read the meeting materials, which have been filed on SEDAR (www.sedar.com) and are on our website at www.alexcoresource.com/investors/annual-general-meeting/.

Meeting Matters

Shareholders will be asked to vote on the following:

1.   To fix the number of directors at seven;

2.   To elect directors for the ensuing year;

3.   To appoint the auditors for the ensuing year;

4.   To approve an ordinary resolution, the full text of which is set forth in the accompanying information circular approving and ratifying the adoption of a new stock option plan to replace the existing equity incentive plan of the Corporation;

5.   To approve an ordinary resolution, the full text of which is set forth in the accompanying information circular approving and ratifying the adoption of a new restricted share unit plan; and

6.   To approve an ordinary resolution, the full text of which is set forth in the accompanying information circular approving and ratifying the adoption of a new deferred share unit plan.

The Board of Directors of Alexco recommends that shareholders
vote in favour of all proposed items.

Shareholder Information and Questions

Alexco shareholders who have questions about the management information circular, or require assistance with voting their shares can contact our proxy solicitation agent, Laurel Hill Advisory Group:

Laurel Hill Advisory Group
North America Toll Free: 1-877-452-7184
Collect Calls Outside North America: 1-416-304-0211
Email: assistance@laurelhill.com

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216
Vancouver, BC V7X 1M9
Canada



About Alexco

Alexco owns the majority of the historic high-grade Keno Hill Silver District in Canada's Yukon Territory. Alexco also operates a wholly-owned subsidiary business, Alexco Environmental Group, that provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients in North America and elsewhere.

Contact

Clynton R. Nauman, Executive Chairman and Chief Executive Officer
Kettina Cordero, Director of Investor Relations
Phone: (778)945-6577
Email: kcordero@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com